
ROCKY
BRANDS
TM

Rocky Brands, Inc.
2008 Annual Report


ROCKY
BRANDS

Rocky Brands, Inc. is a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh, Dickies, Michelin and Mossy Oak.

FINANCIAL HIGHLIGHTS

($000, except per share data)

	2008	2007	2006	2005	2004
	($000, except per share data)				
Income Statement Data					
Net sales	$259,538	$275,267	$263,491	$296,023	$132,249
Gross margin	39.4%	39.2%	41.5%	37.6%	29.2%
(Loss) Income from Operations	3.8%	-4.8%	7.2%	9.5%	9.8%
Net (Loss) Income	$ 1,167	$ (23,105)	$ 4,819	$ 13,014	$ 8,594
Net (loss) income per diluted share	$ 0.21	$ (4.22)	$ 0.86	$ 2.33	$ 1.74
Weighted average number of fully diluted shares outstanding	5,513	5,476	5,578	5,585	4,954
Balance Sheet					
Inventories	$ 70,302	$ 75,404	$ 77,949	$ 75,387	$ 32,959
Total assets	196,862	216,725	246,356	236,134	96,706
Total debt	87,740	103,545	110,492	105,373	16,537
Shareholders' equity	80,950	81,725	104,128	99,093	71,371

Net sales ($ millions)


$132.2
$296.0
$263.5
$275.3
$259.5
2004
2005
2006
2007
2008

Net income per diluted share


$1.74
$2.33
$0.86
2007
$0.21
2004
2005
2006
2008
$(4.22)

Gross margin % of net sales


29.2%
37.6%
41.5%
39.2%
39.4%
2004
2005
2006
2007
2008

Total debt ($ millions)


$16.5
$105.4
$110.5
$103.5
$87.7
2004
2005
2006
2007
2008

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Dear Shareholders,

2008 was filled with unprecedented events that impacted the global economy and created an extremely challenging selling environment for the entire consumer industry. While no company, including ours was immune, I am very pleased with how we navigated our business through the difficulties of last year. Looking back, we benefited from entering 2008 having already begun implementing cost cutting measures in response to changes in our business, so we were ahead of the curve in reacting quickly to the broad economic slowdown that unfolded throughout the year. At the same time, higher output at our manufacturing facilities due largely to the current production of military footwear combined with better sales transaction terms with our wholesale account base drove significant gains in our gross margin. We were also able to reduce borrowings under credit facility through better management of our inventories and therefore lowered our interest expense in 2008. With regard to our top-line, like many of our peers in the work, western and hunting categories, our growth opportunities were more limited than years past as a result of the ongoing economic downturn. That said, we believe the strength and diversity of our brand portfolio led by Rocky, Georgia Boot, Durango, Lehigh, Dickies and Michelin helped mitigate our sales downside during the past 12-months. More importantly, our enhanced operating platform and leaner expense structure more than helped offset the modest decline in revenue and allowed us to report a dramatic increase in earnings in 2008.

Wholesale

In 2008, wholesale revenues, which include footwear and apparel sales of our owned brands, Rocky®, Georgia Boot®, and Durango®, and footwear sales of our licensed brands Dickies®, and Michelin®, were $187.3 million versus wholesales revenues of $202.6 million in 2007.

Beginning with our largest segment, work sales were $85.4 million in 2008 compared to $89.7 million last year. Sales of our Georgia Boot, Dickies, and Michelin brands each declined low single digits, partially offset by a low single digit increase in sales of Rocky branded work footwear. We continue to operate a multi-tiered distribution strategy in our work segment that allows us to target a broad consumer audience with minimal overlap between our brands.

2008 was a frustrating period for our western segment. After a challenging 2007 in which we witnessed a fall off in demand for women's fashion product we repositioned our resources to develop more basic footwear for the western marketplace under both our Durango and Rocky brands. Unfortunately as the year began we experienced a major disruption in our supply chain due to a dispute with a former vendor that left us under-inventoried for much of the year. As a result, full year sales of our western segment declined to $31.0 million from $37.6 million in 2007. We do believe demand was meaningfully higher than our performance indicates this past year and with new suppliers in place and online we look forward to regaining and expanding our market share.

Sales of our hunting footwear declined slightly to $29.5 million in 2008 versus $31.5 million in the prior year, primarily due to our decision to phase out sales of hunting footwear under the Georgia Boot brand. Over the past few years the size of the market for hunting footwear has been contracting while at the same time it has been becoming more competitive due to an increase in private label products. In response to these changes we have taken steps to right size this business and focus on the quality of sales as opposed to quantity. This has helped improve gross margin and strengthen the Rocky brand's premier position as the leader in product innovation, comfort, and durability. More recently we announced a licensing agreement with Mossy Oak to market a line of lower price point hunting footwear that dovetails perfectly with Rocky. Like Rocky, Mossy Oak has been a leader in hunting for many years through its popular camouflage designs and we look forward to working closely with them to capitalize on this opportunity.

Our apparel business was essentially flat with revenues of approximately $16 million, however sales in 2008 were at much improved margins. As part of the ongoing development of our head-to-toe merchandising strategy we are continuing to explore ways to infuse our apparel product line with the innovation and functionality that our footwear has become known for and we remain confident in our ability to further expand this important piece of our business.

Retail

Our retail division posted sales of $65.8 million in 2008, down 7% from sales of $70.7 million the year before. While all of our brands and product lines felt the effects of the tough economic conditions to some extent last year, I believe our Lehigh/safety shoe business was impacted the most as several accounts closed plants, reduced workforces, and deferred purchases. In 2007 we increased our spending to take advantage of market share opportunities that were created by the bankruptcy of a key competitor. With Lehigh's leadership position intact we are now focusing on restructuring our distribution platform in order to lower costs and enhance profitability. This means shifting a greater percentage of our direct sales to the internet by incentivizing our customer to make purchases through customized websites rather than from our fleet of mobile stores. And while we are still early in the process we are very pleased by our initial success executing this strategy.

Military

Sales of footwear to the U.S. military totaled $6.4 million in 2008 versus $2.0 million in 2007. We shipped footwear as part of the $6.4 million contract we were awarded in July 2007 and the $5.0 million contract announced in January 2008. We continue to participate in the bidding process for additional military footwear contracts and hope to be providing Rocky manufactured boots for the U.S. armed forces for many years to come.

Financials

2008 full year net sales decreased 5.7% to $259.5 million versus net sales of $275.3 million in 2007. Gross margin improved to 39.4% compared to 39.2% the year before, with wholesale gross margin up 180 basis points to 36.6% in 2008. Operating expense decreased more than 9% to $87.5 million or 33.7% of net sales compared to $96.4 million, or 35.0% of net sales in the prior year. Interest expense decreased 20% to $9.3 million for the full year compared to interest expense of $11.6 million in 2007. Excluding the non-cash charges related to the write-down of the Lehigh and Gates trademarks, we reported net income of $4.1 million, or $0.75 per diluted share in 2008. This compares to net income, excluding the non-cash charge related to goodwill impairment, of $0.4 million, or $0.08 per diluted share in 2007. In addition, we ended 2008 with funded debt of $87.7 million, a decrease of $15.8 million, or 15.3%, versus funded debt of $103.5 million at the end of 2007.

Conclusion

Again, we are very pleased with our overall performance in 2008 particularly in light of the challenging environment we were operating in. During my many years at Rocky I have experienced similar periods of economic instability and I am confident that the steps we have taken to both diversify our business and create a leaner, more efficient organization have put us in solid position to successfully weather this current recession and emerge even stronger when conditions improve. I want to personally thank our talented group of associates for their commitment and dedication to making Rocky the great Company it is today. My thanks also go out to our customers, suppliers, and shareholders for their ongoing support.

Sincerely,



Mike Brooks
Chairman & Chief Executive Officer

Certain statements contained in this annual report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully in our 2008 Form 10-K included herein.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $23,891,251 on June 30, 2008.

There were 5,516,898 shares of the Registrant's Common Stock outstanding on February 26, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A, Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. *BUSINESS.*

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and Subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky, Georgia Boot, Durango, Lehigh, Mossy Oak, Michelin and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

Acquisition of EJ Footwear Group

In January 2005, to further support our strategic objectives, we acquired EJ Footwear Group, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, and to extend our product offerings to include brands positioned across multiple feature sets and price points. The EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base.

We believe the EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Rocky, Georgia Boot, Durango, Lehigh, Mossy Oak, Michelin and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

- *Commitment to product innovation.* We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy of utilizing both company operated and third party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

- *Increase apparel offerings.* We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

- *Cross-sell our brands to our retailers.* The acquisition of EJ Footwear expanded our distribution channels and diversified our retailer base. We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand our retail sales through Lehigh.* We believe that our Lehigh mobile and retail stores offer us an opportunity to significantly expand our direct sales of work-related footwear. We intend to grow our Lehigh business by adding new customers, expanding the portfolio of brands we offer and increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores, expand the breadth of products sold in these stores and improve our internet sales websites.

- *Continue to add new retailers.* We believe there is an opportunity to add additional retailers in certain of our distribution channels. We have identified a number of large, national footwear retailers that target consumers whom we believe identify with the Georgia Boot, Durango and Dickies brands.

- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines

Our product lines consist of high quality products that target the following markets:

- *Outdoor.* Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.

- *Work.* Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.

- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.

- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.

Our products are marketed under four well-recognized, proprietary brands, Rocky, Georgia Boot, Durango and Lehigh, in addition to the licensed brands of Dickies, Michelin, Mossy Oak and Zumfoot.

Rocky

Rocky, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $249.95 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $199.95 for our basic and technical outerwear.

The Rocky brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the "Rocky Ride Comfort System" to make the products durable and easy to wear.

We also produce Rocky duty footwear targeting law enforcement professionals, security workers and postal service employees, and we believe we have established a leading market share position in this category.

In 2002, we introduced Rocky work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.

We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men's and women's casual western footwear for consumers enamored with western influenced fashion.

Georgia Boot

Georgia Boot was launched in 1937 and is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $109.95. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers' feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.

In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky footwear.

We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel.

Durango

Durango is our moderately priced, high quality line of western footwear. Launched in 1965, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $149.95, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special "barn yard acid resistant" leathers to maintain integrity of the uppers, and incorporate our proprietary "Comfort Core" system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.

Lehigh

The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $149.95. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.

With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $49.95.

Dickies

Dickies is a high quality, value priced line of work footwear. The Dickies brand, owned by the Williamson-Dickie Manufacturing Co. since 1922, has a long history of providing value priced apparel in the work and casual markets and is a leading brand name in that category.

Georgia Boot secured the license to design, develop and manufacture footwear under the Dickies name in 2003. We currently offer work products targeted at the construction trades and agricultural and hospitality workers. Our Dickies footwear incorporates specific design features to appeal to these workers and is offered at suggested retail price points ranging from $49.95 to $89.95. The Dickies brand is well recognized by consumers, and we plan to introduce value priced footwear in the outdoor, duty and western markets.

Zumfoot

Zumfoot is a high quality line of casual footwear. The license to design, develop and manufacture footwear under the Zumfoot name was secured in 2006. We expected the Zumfoot brand to provide entrée into the casual, dress casual and leisure footwear categories with suggested retail prices from $99.95 to $159.95. We have been disappointed with the results that the Zumfoot brand has provided and we intend to terminate our licensing agreement with Zumfoot in 2009 and liquidate the inventory at a reduced selling price.

Michelin

Michelin is a premier price point line of work footwear targeting specific industrial professions, primarily indoor professions. The license to design, develop and manufacture footwear under the Michelin name was secured in 2006. Suggested retail prices for the Michelin brand are from $99.95 to $159.95.

Mossy Oak

Mossy Oak is high quality, value priced line of casual and hunting footwear. The license to design, develop and manufacture footwear under the Mossy Oak name was secured in 2008. Suggested retail prices for the Mossy Oak Brand are from $39.95 to $79.95 for casual footwear and $49.95 to 89.95 for hunting footwear.

Sales and Distribution

Our products are distributed through three distinct business segments: wholesale, retail and military. You can find more information regarding our three business segments in Note 13 to our consolidated financial statements.

Wholesale

In the U.S., we distribute Rocky, Georgia Boot, Durango, Michelin, Mossy Oak and Dickies products through a wide range of wholesale distribution channels. As of December 31, 2008, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.

We sell our products to wholesale accounts in the U.S. primarily through a dedicated in-house sales team who carry our branded products exclusively, as well as independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky is organized around major accounts, including Bass Pro Shops, Cabela's, Dick's Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty and western. For our Georgia Boot, Durango and Dickies brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our wholesale distribution channels vary by market:

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.
- Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores. In addition to these retailers, we also market Dickies work-related footwear to select large, national retailers.
- Our duty products are sold primarily through uniform stores and catalog specialists.
- Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently, fashion oriented footwear retailers.

Retail

We market products directly to consumers through three retail strategies: mobile and retail stores, our outlet store and our websites.

Mobile and Retail Stores

Lehigh markets branded work footwear, principally through mobile stores, to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM and Texas Instruments.

Our Lehigh mobile trucks, supported by our small warehouses, are stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.

We also operate mini-stores located in our small warehouses, which are primarily situated in industrial parks. Over time, we intend to improve some of these locations to sites that experience higher foot traffic in order to better utilize our retail square footage and leverage our fixed costs. We also intend to expand the breadth and depth of products sold in these mini-stores to include casual and outdoor footwear and apparel to offer a broader range of products to our consumers. We opened two stores in 2007 and one store in 2008 utilizing this concept. These stores are located in Columbia, South Carolina; Green Bay, Wisconsin; and Houston, Texas.

Lehigh is looking to expand its internet sales volume by offering some of our customers, that are currently supported by our mobile truck fleet, incentives to fulfill their employee safety shoe requirements via the internet.

Outlet Store

We operate the Rocky outlet store in Nelsonville, Ohio. Our outlet store primarily sells first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outlet store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow moving inventory. Our outlet store also provides an opportunity to interact with consumers to better understand their needs.

Websites

We sell our product lines on our websites at *www.rockyboots.com*, *www.georgiaboot.com*, *www.lehighoutfitters.com*, *www.lehighsafetyshoes.com*, *www.slipgrips.com* and *www.dickiesfootwear.com*. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.

Military

While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In July 2007, we were awarded a $6.4 million order to produce footwear for the U.S. military, which includes an option for four yearly renewals at similar amounts. In January 2008, we were awarded a $5.0 million order to produce footwear for the U.S. Military, which includes an option for four yearly renewals at similar amounts.

All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on consumers in support of our retail partners. A key component of this strategy includes in-store point of purchase materials that add a dramatic focus to our brands and the products our retail partners carry. We also advertise through targeted national and local cable programs and print publications aimed at audiences that share the demographic profile of our typical customers. For example, we are the title sponsor of Rocky Geared Up on the Outdoor Channel, hosted by celebrity endorsement Brandon Bates. In addition we advertise in such print publications as Outdoor Life and North American Hunter and on targeted cable broadcasts such as NASCAR, NHRA, The Outdoor Channel and Versus. In addition, we promote our products on national radio broadcasts such as MRN the voice of NASCAR and through event sponsorships. We are a sponsor of NASCAR teams Kevin Harvick Racing as well as NHRA Kallita Motor Sports which are broadcast on ESPN2 and FOX. These sponsorship properties provide significant national exposure for all of our brands as well as direct connection to our target consumer. Our print advertisements and radio and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the World Shoe Association show, the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party facilities, primarily in China. We do not have long-term contracts with any of our third party manufacturers. One of our third party manufacturers in China, with whom we have had a relationship for over 20 years, and which has historically accounted for a significant portion of our manufacturing, represented approximately 28% of our net sales in 2008. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial businesses that require production by a U.S. manufacturer. Sourcing products from offshore third party facilities generally enables us to lower our costs per unit while maintaining high product quality, and it limits the capital investment required to establish and maintain company operated manufacturing facilities. We expect that a greater portion of our products will be sourced from third party facilities in the future as a result of our acquisition of EJ Footwear, which sourced all of its products from third parties. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.

Our products are primarily distributed in the United States and Canada. During 2008, we expanded our distribution channels in South America, Europe and Asia. We ship our products from our finished goods distribution facilities located near Logan and Columbus, Ohio, San Bernardino, California and Waterloo, Ontario, Canada respectively. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales, which are shipped directly from our manufacturing facilities in Puerto Rico.

Suppliers

We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we have experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since our acquisition of EJ Footwear, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Backlog

At December 31, 2008, our backlog was $13.6 million compared to $14.2 million at December 31, 2007. Our backlog at December 31, 2008 includes $1.1 million of orders under contracts with the U.S. Military versus $1.8 at December 31, 2007. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty.

Patents, Trademarks and Trade Names

We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Dickies, Gore-Tex, Mossy Oak, Michelin and Zumfoot, in order to market our products. We have an exclusive license through December 31, 2010 to use the Dickies brand for footwear in our target markets. Our license with Dickies may be terminated by Dickies prior to December 31, 2010 if we do not achieve certain minimum net shipments in a particular year. While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or our use of trademarks owned by others.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Employees

At December 31, 2008, we had approximately 1,650 employees. Approximately 1,025 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees are represented by a union. We believe our relations with our employees are good.

Available Information

We make available free of charge on our corporate website, *www.rockyboots.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS.*

Business Risks

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.

A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

- the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;
- foreign governmental regulation and taxation;
- fluctuations in foreign exchange rates;
- changes in economic conditions;
- transportation conditions and costs in the Pacific and Caribbean;
- changes in the political stability of these countries; and
- changes in relationships between the United States and these countries.

If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman and Chief Executive Officer, David Sharp, President and Chief Operating Officer, and James McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Brooks has an at-will employment agreement with us. The employment agreement provides that in the event of termination of employment, he will receive a severance benefit and may not compete with us for a period of one year. None of our other executive officers and key employees has an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.

We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of the Dickies trademark, and any termination of this licensing agreement could impact our sales and growth strategy.

We have an exclusive license through December 31, 2010 to use the Dickies brand on all footwear products, except nursing shoes. The Dickies brand is well recognized by consumers, and we plan to introduce value priced Dickies footwear targeting additional markets, including outdoor, duty and western. Our license with Dickies may be terminated by Dickies prior to December 31, 2010 if we do not achieve certain minimum net shipments in a particular year. Furthermore, it is not certain whether we will be able to renew our license to use the Dickies brand after the expiration or termination of the current license. The loss of our license to use the Dickies brand could have a material adverse effect on our competitive position and growth strategy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our outdoor products are seasonal.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all, of our, inventory without significant markdowns.

Our outdoor products are sensitive to weather conditions.

Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

We must comply with the restrictive covenants contained in our revolving credit facility.

Our credit facility and term loan agreements require us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding there under to be due and payable, which could have a material adverse effect on our financial condition. As of December 31, 2008, we were in compliance with all financial restrictive covenants.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market.

Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan and Columbus, Ohio, San Bernardino, California and Waterloo, Ontario, Canada, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.

We rely on distribution centers located in Logan and Columbus, Ohio, San Bernardino, California and Waterloo, Ontario, Canada. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;
- interest rates;
- the availability of consumer credit;
- weather;
- increases in prices of nondiscretionary goods;
- taxation; and
- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.

A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio which are utilized by all segments. We also own, subject to a mortgage, our 192,000 square foot finished goods distribution facility near Logan, Ohio which is utilized by the wholesale segment. We own outright our 41,000 square foot outlet store and a 5,500 square foot executive office building located in Nelsonville, Ohio, a portion of which is utilized by our retail segment. We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet which are utilized by the wholesale and military segments. These leases expire in 2009. In the Dominican Republic, we lease an 82,000 square foot manufacturing facility under a lease expiring in 2009 and lease an additional stand-alone 37,000 square foot building, which is on a month to month basis and is utilized by our wholesale segment. In Waterloo, Ontario, we lease a 30,300 square foot distribution facility under a lease expiring in 2012 which is utilized by our wholesale segment.

ITEM 3. *LEGAL PROCEEDINGS.*

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

Our common stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2007	$17.11	$10.68
June 30, 2007	$18.75	$11.06
September 30, 2007	$19.23	$ 8.40
December 31, 2007	$10.70	$ 6.01
March 31, 2008	$ 7.11	$ 4.80
June 30, 2008	$ 6.00	$ 4.61
September 30, 2008	$ 6.15	$ 2.82
December 31, 2008	$ 4.39	$ 2.25

On February 26, 2009, the last reported sales price of our common stock on the NASDAQ National Market was $3.01 per share. As of February 26, 2009, there were 93 shareholders of record of our common stock.

We presently intend to retain our earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon our earnings and financial condition, our need for funds and other factors. Presently, our credit facility restricts the payment of dividends on our common stock. At December 31, 2008, we had no retained earnings available for distribution.

Performance Graph

The following performance graph compares our performance of the Company with the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index, which is a published industry index. The comparison of the cumulative total return to shareholders for each of the periods assumes that $100 was invested on December 31, 2003, in our common stock, and in the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index and that all dividends were reinvested.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rocky Brands, Inc., The NASDAQ Composite Index
And The S&P Footwear Index
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Rocky Brands, Inc.
NASDAQ Composite
S&P Footwear

* $100 invested on 12/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA.*

ROCKY BRANDS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Five Year Financial Summary				
	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
	(In thousands, except for per share data)				
Income Statement Data					
Net sales	$259,538	$275,267	$263,491	$296,023	$132,249
Gross margin (% of sales)	39.4%	39.2%	41.5%	37.6%	29.2%
Net income (loss)	$ 1,167	$ (23,105)	$ 4,819	$ 13,014	$ 8,594
Per Share					
Net (loss) income					
Basic	$ 0.21	$ (4.22)	$ 0.89	$ 2.48	$ 1.89
Diluted	$ 0.21	$ (4.22)	$ 0.86	$ 2.33	$ 1.74
Weighted average number of common shares outstanding					
Basic	5,509	5,476	5,392	5,258	4,557
Diluted	5,513	5,476	5,578	5,585	4,954
Balance Sheet Data					
Inventories	$ 70,302	$ 75,404	$ 77,949	$ 75,387	$ 32,959
Total assets	$196,862	$216,724	$246,356	$236,134	$ 96,706
Working capital	$124,586	$135,318	$135,569	$119,278	$ 55,612
Long-term debt, less current maturities	$ 87,259	$103,220	$103,203	$ 98,972	$ 10,045
Stockholders' equity	$ 80,950	$ 81,725	$104,128	$ 99,093	$ 71,371

The 2008, 2007, 2006 and 2005 financial data reflects the acquisition of the EJ Footwear group. The 2008, 2007 and 2006 financial data reflects non-cash intangible impairment charges of $3.0 million, $23.5 million and $0.5 million, net of tax benefits, respectively.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2008, and our capital resources and liquidity as of December 31, 2008 and 2007. Use of the terms "Rocky," the "Company," "we," "us" and "our" in this discussion refer to Rocky Brands, Inc. and its subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten-thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

2008 OVERVIEW

Highlights of our 2008 financial performance include the following:

- Net sales, led by a decrease of approximately $15.3 million in wholesale sales, decreased to $259.5 million from $275.3 million in 2007.

- Our gross margin decreased to $102.2 million from $108.0 million the prior year. Gross margin was 39.4% versus 39.2% in 2007, primarily due to the 180 basis point increase in gross margin on wholesale sales, which was partially offset by a 70 basis point decrease in gross margin on retail sales and a decrease in gross margin on military sales.

- Our operating expenses decreased $28.9 million to $92.4 million from $121.3 million compared to the prior year. Included in operating expenses are additional non-cash intangible impairment charges of $4.9 million and $24.9 million for 2008 and 2007, respectively, relating to carrying value of trademarks and goodwill, respectively. SG&A expenses decreased $8.9 million to $87.5 million, or 33.7% of net sales in 2008 compared to $96.4 million, or 35.0% of net sales for 2007.

- Net income increased to $1.2 million including a $3.0 million non-cash intangible impairment charge, net of tax benefits, compared to a loss of $23.1 million, including a $23.5 million non-cash intangible impairment charge, net of tax benefits, for the prior year. Diluted earnings per common share increased to $0.21 versus a loss of $4.22 per diluted share, including a $0.54 and $4.30 per diluted share non-cash intangible impairment charge in 2008 and 2007, respectively.

- Total debt minus cash, cash equivalents was $83.4 million or 49.5% of total capitalization at December 31, 2008 compared to $97.0 million or 52.3% of total capitalization at year-end 2007. Total debt decreased $15.8 million to $87.7 million or 52.0% of total capitalization at December 31, 2008 compared to $103.5 million or 55.9% of total capitalization at December 31, 2007.

Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

PERCENTAGE OF NET SALES

The following table sets forth consolidated statements of operations data as percentages of total net sales:

	Years Ended December 31,		
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	60.6%	60.8%	58.5%
Gross margin	39.4%	39.2%	41.5%
SG&A expense	33.7%	35.0%	34.0%
Non-cash intangible impairment charges	1.9%	9.0%	0.3%
Income (loss) from operations	3.8%	(4.8)%	7.2%

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales. Net sales decreased 5.7% to $259.5 million for 2008 compared to $275.3 million the prior year. Wholesale sales decreased $15.3 million to $187.3 million for 2008 compared to $202.6 million for 2007. The $15.3 million decrease in wholesale sales is primarily attributable to a supply chain disruption for our western footwear category combined with sales decreases in our outdoor footwear categories resulting from current economic conditions. Retail sales were $65.8 million in 2008 compared to $70.7 million for 2007. The $4.9 million decrease in retail sales results from customer decisions to close plants, reduce headcount and defer safety shoe purchases as a result of current economic conditions. Military segment sales, which occur from time to time, were $6.4 million for 2008 compared to $2.0 million in 2007. Shipments in 2008 were under the $6.4 million contract issued in July 2007 and the $5.0 million contract issued in January 2008. Average list prices for our footwear, apparel and accessories were similar in 2008 compared to 2007.

Gross margin. Gross margin decreased to $102.2 million or 39.4% of net sales for 2008 compared to $108.0 million or 39.2% of net sales for the prior year. Wholesale gross margin for 2008 was $68.5 million, or 36.6% of net sales, compared to $70.4 million, or 34.8% of net sales in 2007. The 180 basis point increase reflects an increase in sales price per unit, as well as a decrease in manufacturing costs resulting from increased operating efficiencies at our manufacturing facilities. Retail gross margin for 2008 was $33.2 million, or 50.4% of net sales, compared to $36.1 million, or 51.1% of net sales, in 2007. The 70 basis point decrease is primarily the result of increased costs to purchase products. Military gross margin in 2008 was $0.6 million, or 9.1% of net sales, compared to $1.4 million, or 72.9% of net sales in 2007. The decrease in basis points reflects the $1.2 million settlement in 2007 of a previously cancelled military contract.

SG&A expenses. SG&A expenses were $87.5 million, or 33.7% of net sales in 2008 compared to $96.4 million, or 35.0% of net sales for 2007. The net change primarily reflects decreases in salaries and commissions of $5.7 million, professional fees of $1.6 million and freight and handling of $1.5.

Non-cash intangible impairment charges. As a result of our annual evaluation of intangible assets, in 2008 we recognized impairment losses on the carrying values of the Lehigh and Gates trademarks of $4.0 million and $0.9 million, respectively. We recognized tax benefits relating to the Lehigh and Gates trademark impairments of $1.6 million and $0.3 million, respectively. We estimated fair value based on projections of the future cash flows for each of the trademarks. We then compared the carrying value for each trademark to its estimated fair value. Since the fair value of the trademark was less than its carrying value, we recognized the reductions in fair value as non-cash intangible impairment charges in our 2008 operating expenses. In 2007, we recognized an impairment loss on the carrying value of goodwill in the amount of $24.9 million. Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, we valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million or $23.5 million, net of tax benefit to our goodwill.

Interest expense. Interest expense was $9.3 million in 2008, compared to $11.6 million for the prior year. A reduction in our average borrowings combined with reductions in Prime and LIBOR interest rates during 2008 resulted in a decrease of $2.3 million in interest expense for 2008. Interest expense for 2007 includes $0.8 million of deferred financing costs.

Income taxes. Income tax benefit was $0.6 million in 2008, compared to $1.4 million for the same period a year ago. We recognized a $1.9 million and $1.3 million benefit relating to the non-cash intangible impairment charge of $4.9 million and $24.9 million in 2008 and 2007, respectively. In 2008, we recognized a $0.6 million reduction in income tax expense related to the filing of the 2007 Federal income tax return and a $0.1 million reduction in income tax expense related to an adjustment of state deferred tax liabilities. In 2007, we recognized a $0.3 million benefit relating to a prior year state income tax refund.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales. Net sales increased 4.5% to $275.3 million for 2007 compared to $263.5 million the prior year. Wholesale sales decreased $0.6 million to $202.6 million for 2007 compared to $203.2 million for 2006. The $7.6 million decreases in sales in our outdoor and western footwear categories were offset by an increase in sales in our work footwear category. Retail sales were $70.7 million in 2007 compared to $59.2 million for 2006. The $11.5 million increase in retail sales results from the growth in market share experienced as a result of the bankruptcy of a leading competitor. Military segment sales, which occur from time to time, were $2.0 million for 2007 compared to $1.1 million in 2006. Average list prices for our footwear, apparel and accessories were similar in 2007 compared to 2006.

Gross margin. Gross margin decreased to $108.0 million or 39.2% of net sales for 2007 compared to $109.3 million or 41.5% of net sales for the prior year. The decrease in basis points is primarily attributable to a reduction in margin for wholesale sales offset by an increase in margin relating to the $1.2 million settlement of a previously cancelled military contract. Wholesale gross margin for 2007 was $70.4 million, or 34.8% of net sales, compared to $79.0 million, or 38.9% of net sales in 2006. The 410 basis point decrease reflects a decrease in sales price per unit for competitive reasons, as well as an increase in manufacturing costs from both our company operated facilities and third party manufacturers and an increase in sales of discontinued products at lower margins. Retail gross margin for 2007 was $36.1 million, or 51.1% of net sales, compared to $30.2 million, or 51.0% of net sales, in 2006. Military gross margin in 2007 was $1.4 million, or 72.9% of net sales, compared to $0.1 million, or 9.5% of net sales in 2006. The increase in basis points reflects the $1.2 million settlement of a previously cancelled military contract.

SG&A expenses. SG&A expenses were $96.4 million, or 35.0% of net sales in 2007 compared to $89.6 million, or 34.0% of net sales for 2006. The net change primarily reflects increases in salaries and commissions of $3.1 million, bad debt and collection expense of $1.1 million, professional fees of $0.9 million, telecommunication expense of $0.7 million, vehicle expenses of $0.6 million, rents of $0.5 million, repairs and maintenance of $0.6 million, show expenses of $0.4 million and freight and handling of $0.3 million, offset by a decrease in benefits of $0.6 million and advertising expense of $1.5 million. SG&A expenses for 2006 include a gain on the sale of a company-owned property of $0.7 million and pension expense of $0.4 million relating to the pension curtailment relating to the freezing of the non-union pension plan in 2006.

Non-cash intangible impairment charges. As a result of our annual evaluation of intangible assets, under the terms and provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"), we recognized an impairment loss on the carrying value of goodwill in the amount of $24.9 million in 2007. Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, the company valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million; or $23.5 million, net of tax benefit; to our goodwill. In 2006, we recognized an impairment loss on the carrying value of the Gates trademark in the amount of $0.8 million.

Interest expense. Interest expense was $11.6 million in 2007, compared to $11.6 million for the prior year. Interest expense includes $0.8 million and $0.4 million of deferred financing costs for 2007 and 2006 respectively. A reduction in average borrowings resulted in a decrease of $0.4 million in interest expense for 2007.

Income taxes. Income tax benefit for the year ended December 31, 2007 was $1.4 million, compared to an expense of $2.8 million for the same period a year ago. In 2007, we recognized a $1.3 million benefit relating to the non-cash intangible impairment charge and a $0.3 million benefit relating to a prior year state income tax refund.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity have been our income from operations and borrowings under our credit facility and other indebtedness. In January 2005, we incurred additional indebtedness to fund our acquisition of EJ Footwear as described below.

Over the last several years our principal uses of cash have been for our acquisition of EJ Footwear as well as for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our working capital decreased to $124.6 million at December 31, 2008, compared to $135.3 million at the end of the prior year.

Our capital expenditures relate primarily to projects relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $4.8 million for 2008 and $5.8 million in 2007. Capital expenditures for 2009 are anticipated to be approximately $5.0 million.

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance ("GMAC"), and with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS"), for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (weighted average of 9% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility was subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2008, we had $44.7 million in borrowings under this facility and total capacity of $64.4 million. Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2008, we had no retained earnings available for dividends. As of December 31, 2008, we were in compliance with these restrictive covenants.

We believe that our existing credit facilities coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next twelve months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facilities. Based on our expected borrowings for 2009, a hypothetical 100 basis point increase in short term interest rates would result, over the subsequent twelve-month period, in a reduction of approximately $0.7 million in income before income taxes and cash flows. The estimated reductions are based upon the current level of variable debt and assume no changes in the composition of that debt.

Cash Flows

Cash Flow Summary	2008	2007	2006
	($ in millions)		
Cash provided by (used in):			
Operating activities	$ 18.3	$16.5	$ 0.7
Investing activities	(4.8)	(5.7)	(3.9)
Financing activities	(15.7)	(8.0)	5.3
Net change in cash and cash equivalents	$ (2.2)	$ 2.8	$ 2.1

Operating Activities. Net cash provided by operating activities totaled $18.3 million for Fiscal 2008, compared to $16.5 million for Fiscal 2007, and $0.7 million for Fiscal 2006. The principal sources of net cash in 2008 included decreases of $5.1 million in accounts receivable, $5.1 million in inventory and $0.6 million in income taxes receivable offset by decreases of $2.1 million in accounts payable and $1.0 million in accrued and other liabilities. The principal sources of net cash in 2007 included decreases of $2.5 million in inventory and $2.9 million in income taxes receivable combined with increases of $2.1 million in accounts payable and $1.7 million in accrued and other liabilities. The principal uses of net cash in 2006 included a $2.2 million increase in accounts receivable-trade related to wholesale sales growth in the fourth quarter, a $2.6 million increase in inventories to support anticipated sales growth in the first quarter of 2007, a $2.3 million increase in income tax receivable and a $2.9 million decrease in accounts payable during 2006.

Investing Activities. Net cash used in investing activities was $4.8 million in Fiscal 2008 compared to $5.7 million in Fiscal 2007 and $3.9 million in Fiscal 2006. The principal use of cash in 2008 and 2007 was for the purchase of molds and equipment associated with our manufacturing operations and for information technology software and system upgrades. The principal use of cash in 2006 was capital expenditures relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology.

Financing Activities. Cash used by financing activities during 2008 was $15.7 million compared to $8.0 million in 2007 and cash provided by financing activities of $5.3 million in 2006. Proceeds and repayments of the revolving credit facility reflect daily cash disbursement and deposit activity. The Company's financing activities during 2008 included cash proceeds from the issuance of debt of $0.4 million and repayments on long term debt of $0.4 million. The Company's financing activities during 2007 included cash proceeds from the issuance of debt of $40 million and proceeds from the exercise of stock options and related tax benefits of $0.4 million and repayments on long term debt of $32.8 million. The Company's financing activities during 2006 included cash proceeds from the issuance of debt of $30.1 million and proceeds from the exercise of stock options and related tax benefits of $0.8 million, offset by debt repayments of $25.0 million and debt financing costs of $0.6 million.

Borrowings and External Sources of Funds

Our borrowings and external sources of funds were as follows at December 31, 2008 and 2007:

	December 31	
	2008	2007
	($ in millions)	
Revolving credit facility	$44.8	$ 60.5
Term loans	40.0	40.0
Real estate obligations	2.7	3.0
Other	0.3	—
Total debt	87.8	103.5
Less current maturities	0.5	0.3
Net long-term debt	$87.3	$103.2

Our real estate obligations were $2.7 million at December 31, 2008. The mortgage financing, completed in 2000, includes two of our facilities, with monthly payments of approximately $0.1 million through 2014.

We lease certain machinery, trucks, shoe centers, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $2.4 million, $0.8 million, $0.6 million and $0.1 million for years 2009 through 2012, respectively, and $0.1 million for 2013, or approximately $4.0 million in total.

We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. We have entered into negotiations to extend the term of our revolving credit facility with GMAC which expires in January 2010.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2008 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2008:

	Payments Due by Year				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
			$ millions		
Long-term debt	$ 87.8	$ 0.5	$45.8	$40.9	$0.6
Minimum operating lease commitments	4.0	2.4	1.4	0.2	—
Minimum royalty commitments	10.0	1.6	4.1	4.3	—
Expected cash requirements for interest(1)	20.2	7.3	10.3	2.6	—
Total contractual obligations	$122.0	$11.8	$61.6	$48.0	$0.6

(1) Assumes the following interest rates which are consistent with rates as of December 31, 2008: (1) 5.0% on the $100 million revolving credit facility; (2) 11.5% on the $40 million five-year term loan; and (3) 8.275% on the $2.7 million mortgage loans.

From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2008, no such losses existed.

Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Inflation

Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. We were able to mitigate the effects of inflation during 2008 due to these factors. It is anticipated that inflationary pressures during 2009 will be offset through decreases in the cost of sourcing our inventory. We expect these reductions to be generated by price reductions with our suppliers resulting from the competitive pressures which they are currently experiencing as a result of the current global economic conditions. Our suppliers are experiencing increased competition from other suppliers as a result of the underutilization of their available manufacturing capacity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, intangibles, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when the risk and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances

Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Sales returns and allowances

We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 5.7% and 4.9% of sales for 2008 and 2007, respectively.

Inventories

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories at amounts above cost through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.

As of December 31, 2006, management was pursuing reimbursement from the U.S. military for costs associated with raw material purchases of $1.6 million. These raw material purchases were made exclusively for production under a subcontract for the U.S. military. Subsequent to the purchase of raw materials, the subcontract was cancelled for convenience by the U.S. military. In March 2007, we received a partial settlement and finalized the ultimate settlement of the contract in June 2007. As a result of this settlement and other third-party sales, the value of the raw material inventory was realized.

Intangible assets

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. Other assumptions include discount rates, royalty rates, cost of capital, and market multiples.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using the discounted cash flow and guideline company methods.

Pension benefits

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. See Note 9, "Retirement Plans," to the consolidated financial statements for information on our plan and the assumptions used.

Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of December each year. The funded status of our plan and reconciliation of accrued pension cost is determined annually as of December 31. Actual results would be different using other assumptions. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. As a result of freezing the plan, we recognized a charge of approximately $0.4 million in the first quarter of 2006 for previously unrecognized service costs. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes

Management has recorded a valuation allowance to reduce its deferred tax assets for a portion of state and local income tax net operating losses that it believes may not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. At December 31, 2008, approximately $12.5 million of undistributed earnings remains that would become taxable upon repatriation to the United States.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 defers implementation of SFAS 157 for certain non-financial assets and non-financial liabilities. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We have evaluated the impact of the provisions applicable to our financial assets and liabilities and have determined that there will not be a material impact on our consolidated financial statements. The aspects that have been deferred by FSP FAS 157-2 pertaining to non-financial assets and non-financial liabilities will be effective for us beginning January 1, 2009. We do not anticipate the adoption will have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million. SFAS 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates previously permissible. The new measurement date requirement is effective for fiscal years ending after December 15, 2008. As a result, we have changed our measurement date to December 31 and recognized the pension expense related to the period October 1, 2007 through December 31, 2007 as an adjustment to beginning retained earnings and accumulated other comprehensive loss. As a result of the change in measurement date, we recognized the increase in the under-funded status of the defined benefit pension plan between September 30, 2007 and December 31, 2007 of $846,071, as well as the corresponding increase in accumulated other comprehensive loss of $526,850 and related decrease in our deferred tax liability of $296,125. The increase in accumulated other comprehensive loss of $526,850 has been recognized as an adjustment to the opening balance of accumulated other comprehensive loss as of January 1, 2008. We also recognized the net pension expense of $23,095 relating to the period October 1, 2007 through December 31, 2007 as a reduction of the opening balance of retained earnings as of January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first re-measurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption. The adoption of the provisions of SFAS 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R replaces SFAS 141, "Business Combinations." The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase option; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on of after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS 141R is prohibited. We do not anticipate the adoption of SFAS 141R will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing certain accounting and reporting standards that address: the ownership interests in subsidiaries held by parties other than the parent; the amount of net income attributable to the parent and non-controlling interest; changes in the parent's ownership interest; and any retained non-controlling equity investment in a deconsolidated subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is prohibited. We do not anticipate the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB No. 133" ("SFAS 161"). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity's strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the impact of adopting SFAS 161 and do not anticipate that its adoption will have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires enhanced disclosures about plan assets currently required by SFAS No. 132, as revised, Employer's Disclosures about Pensions and Other Postretirement Benefits. FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. We are currently assessing the potential impact of the adoption of FSP FAS 132(R)-1 on our consolidated financial statement disclosures.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Item 1A, Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We assume no obligation to update any forward-looking statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our primary market risk results from fluctuations in interest rates. We are also exposed to changes in the price of commodities used in our manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. We do not hold any material market risk sensitive instruments for trading purposes.

The following item is market rate sensitive for interest rates for the Company: (1) long-term debt consisting of a credit facility (as described below) with a balance at December 31, 2008 of $44.7 million.

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC, and with American Capital Financial Services, Inc., as agent, and ACAS, as lender, for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (weighted average of 9% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down a portion of the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

We have entered into negotiations to extend the term of our revolving credit facility with GMAC which expires in January 2010.

Based on our expected borrowings for 2009, a hypothetical 100 basis point increase in short term interest rates would result, over the subsequent twelve-month period, in a reduction of approximately $0.7 million in income before income taxes and cash flows. The estimated reductions are based upon the current level of variable debt and assume no changes in the composition of that debt.

We do not have any interest rate management agreements as of December 31, 2008.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2008, 2007, and 2006, together with the report of the independent registered public accounting firm thereon appear on pages F-1 through F-28 hereof and are incorporated herein by reference.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

As part of our evaluation of the effectiveness of internal controls over financial reporting described below, we made certain improvements to our internal controls. However, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Schneider Downs & Co., Inc., our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal controls over financial reporting which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited Rocky Brands, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rocky Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows of Rocky Brands, Inc., and our report dated March 3, 2009 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
March 3, 2009

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," INFORMATION CONCERNING EXECUTIVE OFFICERS," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 18, 2009, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics is posted on our website at www.rockyboots.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Brands, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required by this item is included under the captions "EXECUTIVE COMPENSATION" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.*

The information required by this item is included under the caption "PRINCIPAL HOLDERS OF VOTING SECURITIES — OWNERSHIP OF COMMON STOCK BY MANAGEMENT," "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," and "EQUITY COMPENSATION PLAN INFORMATION," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.*

The information required by this item is included under the caption "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION COMPENSATION COMMITTEE" and INTERLOCKS AND INSIDER PARTICIPATION/RELATED PARTY TRANSACTIONS" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required by this item is included under the caption "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the years ended December 31, 2008, 2007, and 2006 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II — Consolidated Valuation and Qualifying Accounts. Reports of Independent Registered Public Accounting Firms on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.2	Amendment to Company's Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.3	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement")).
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).

Exhibit Number	Description
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.5	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.6	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7. (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.7	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.8	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.9	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.10	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.11	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.12	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.13	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.14	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
10.15	Company's 2004 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, held on May 11, 2004, filed on April 6, 2004).
10.16	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.17	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.18	Form of Option Award Agreement under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.19	Form of Restricted Stock Award Agreement relating to the Retainer Shares issued under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).

Exhibit Number	Description
10.20	Loan and Security Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as Agent and as Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).
10.21	Note Purchase Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Georgia Boot Properties LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, and Lehigh Safety Shoe Properties LLC, as Loan Parties, American Capital Financial Services, Inc., as Agent, and American Capital Strategies, Ltd., as Purchaser (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).
10.22	Amendment No. 1 to Loan and Security Agreement and Consent, dated as of January 19, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, Bank of America, N.A., as syndication agent and Royal Bank of Scotland PLC, as documentation agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 19, 2005, filed with the Securities and Exchange Commission on January 21, 2005).
10.23	Executive Employment Agreement, dated as of December 1, 2004, between Georgia Boot LLC and Thomas R. Morrison (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.24	Amendment No. 2 to Loan and Security Agreement and Consent, dated as of September 12, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, and Bank of America, N.A., as syndication agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
10.25	Amendment No. 3 to Loan and Security Agreement, dated as of June 28, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).
10.26	First Amendment to Note Purchase Agreement, dated as of January 28, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).

Exhibit Number	Description
10.27	Amendment No. 4 to Loan and Security Agreement and Waiver, dated as of November 8, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).
10.28	Second Amendment to Note Purchase Agreement and Waiver, dated as of November 8, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).
10.29	Description of the Material Terms of Rocky Brands, Inc.'s Bonus Plan for the Fiscal Year Ending December 31, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 14, 2007, filed with the Securities and Exchange Commission on December 20, 2007).
10.30	Description of Material Terms of Rocky Brands, Inc.'s Bonus Plan for Fiscal Year Ending December 31, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 12, 2008, filed with the Securities and Exchange Commission on December 18, 2008).
10.31	Amendment No. 5 to Loan and Security Agreement and Waiver, dated as of January 1, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.32	Note Purchase Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchasers"), and Laminar Direct Capital L.P., as collateral agent for the Purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.33	Amended and Restated Loan and Security Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, the financial institutions party thereto (each a "Lender" and collectively, the "Lenders"), and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.34*	Amended and Restated Employment Agreement with Mike Brooks, dated December 22, 2008.
10.35*	Amendment to the Rocky Brands, Inc. Agreement with J. Michael Brooks (dated April 16, 1985), dated December 22, 2008.
10.36*	First Amendment to the Rocky Brands, Inc. 2004 Stock Incentive Plan, dated December 30, 2008.
16	Letter of Deloitte & Touche LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Company's Current Report of Form 8-K dated August 1, 2007, filed with the Securities and Exchange Commission on August 6, 2007).
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
23.1*	Independent Registered Public Accounting Firm's Consent of Schneider Downs & Co., Inc.
23.2*	Independent Registered Public Accounting Firm's Consent of Deloitte & Touche LLP.

Exhibit Number	Description
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32**	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.
99.1*	Independent Registered Public Accounting Firm's Report of Schneider Downs & Co., Inc. on Schedules.
99.2*	Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP on Schedules.
99.3*	Financial Statement Schedule.

* Filed with this Annual Report on Form 10-K.

** Furnished with this Annual Report on Form 10-K.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

By: /s/ James E. McDonald
James E. McDonald,
Executive Vice President and Chief Financial Officer

Date: March 3, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2009
/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2009
*CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	March 3, 2009
*J. PATRICK CAMPBELL J. Patrick Campbell	Director	March 3, 2009
*GLENN E. CORLETT Glenn E. Corlett	Director	March 3, 2009
*MICHAEL L. FINN Michael L. Finn	Director	March 3, 2009
*G. COURTNEY HANING G. Courtney Haning	Director	March 3, 2009
*HARLEY E. ROUDA Harley E. Rouda	Director	March 3, 2009
*JAMES L. STEWART James L. Stewart	Director	March 3, 2009

*By: /s/ Mike Brooks
Mike Brooks, Attorney-in-Fact

ROCKY BRANDS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

[This page intentionally left blank.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rocky Brands, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2009 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
March 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited the accompanying consolidated statement of operations, shareholders' equity, and cash flows of Rocky Brands, Inc. and subsidiaries (the "Company") for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed the manner in which it records the funded status of its defined benefit pension effective December 31, 2006.

/s/ Deloitte & Touche LLP

Columbus, Ohio
March 14, 2007

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,311,313	$ 6,537,884
Trade receivables — net	60,133,493	65,931,092
Other receivables	1,394,235	674,707
Inventories	70,302,174	75,403,664
Deferred income taxes	2,167,966	1,952,536
Income tax receivable	75,481	719,945
Prepaid expenses	1,455,158	1,926,701
Total current assets	139,839,820	153,146,529
FIXED ASSETS — net	23,549,319	24,484,050
IDENTIFIED INTANGIBLES	31,020,478	36,509,690
OTHER ASSETS	2,452,501	2,584,258
TOTAL ASSETS	$196,862,118	$216,724,527

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	2007
CURRENT LIABILITIES:		
Accounts payable	$ 9,869,948	$ 11,908,902
Current maturities — long term debt	480,723	324,648
Accrued expenses:		
Salaries and wages	480,500	751,134
Co-op advertising	636,408	840,818
Interest	451,434	487,446
Taxes — other	641,670	516,038
Commissions	387,242	717,564
Other	2,306,105	2,624,121
Total current liabilities	15,254,030	18,170,671
LONG TERM DEBT-less current maturities	87,258,939	103,220,384
DEFERRED LIABILITIES:		
Deferred income taxes	9,438,921	13,247,953
Pension liability	3,743,552	125,724
Other deferred liabilities	216,920	235,204
TOTAL LIABILITIES	115,912,362	134,999,936
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; outstanding; 2008 — 5,516,898 and 2007 — 5,488,293; and additional paid-in capital	54,250,064	53,997,960
Accumulated other comprehensive loss	(3,222,215)	(1,051,232)
Retained earnings	29,921,907	28,777,863
Total shareholders' equity	80,949,756	81,724,591
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$196,862,118	$216,724,527

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2008	2007	2006
NET SALES	$259,538,145	$275,266,811	$263,491,380
COST OF GOODS SOLD	157,294,936	167,272,735	154,173,994
GROSS MARGIN	102,243,209	107,994,076	109,317,386
OPERATING EXPENSES			
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	87,496,049	96,409,467	89,624,072
NON-CASH INTANGIBLE IMPAIRMENT CHARGES	4,862,514	24,874,368	762,000
Total operating expenses	92,358,563	121,283,835	90,386,072
INCOME (LOSS) FROM OPERATIONS	9,884,646	(13,289,759)	18,931,314
OTHER INCOME AND (EXPENSES):			
Interest expense	(9,318,454)	(11,643,870)	(11,567,842)
Other — net	(26,718)	389,519	242,059
Total other — net	(9,345,172)	(11,254,351)	(11,325,783)
INCOME (LOSS) BEFORE INCOME TAXES	539,474	(24,544,110)	7,605,531
INCOME TAX (BENEFIT) EXPENSE	(627,665)	(1,439,582)	2,786,249
NET INCOME (LOSS)	$ 1,167,139	$ (23,104,528)	$ 4,819,282
NET INCOME (LOSS) PER SHARE			
Basic	$ 0.21	$ (4.22)	$ 0.89
Diluted	$ 0.21	$ (4.22)	$ 0.86
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	5,508,614	5,476,281	5,392,390
Diluted	5,513,430	5,476,281	5,578,176

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares Outstanding	Amount			
BALANCE — December 31, 2005	5,351,023	$52,030,013	$ —	$ 47,063,109	$ 99,093,122
YEAR ENDED DECEMBER 31, 2006					
Net income				4,819,282	4,819,282
Comprehensive income					4,819,282
Adoption of FAS 158, net of tax benefit of $583,298			(993,182)		(993,182)
Stock compensation expense		391,674			391,674
Stock issued and options exercised including related tax benefits	66,175	817,154			817,154
BALANCE — December 31, 2006	5,417,198	$53,238,841	$ (993,182)	$ 51,882,391	$104,128,050
YEAR ENDED DECEMBER 31, 2007					
Net loss				(23,104,528)	(23,104,528)
Change in pension liability, net of tax benefit of $32,682			(58,050)		(58,050)
Comprehensive loss					(23,162,578)
Stock compensation expense	7,595	340,479			340,479
Stock issued and options exercised including related tax benefits	63,500	418,640			418,640
BALANCE — December 31, 2007	5,488,293	$53,997,960	$(1,051,232)	$ 28,777,863	$ 81,724,591
YEAR ENDED DECEMBER 31, 2008					
Adoption of SFAS 158 change in measursement date, net of tax benefit of $296,125			(526,850)	(23,095)	(549,945)
Net income				1,167,139	1,167,139
Change in pension liability, net of tax benefit of $979,187			(1,644,133)		(1,644,133)
Comprehensive loss					(1,026,939)
Stock compensation expense		219,166			219,166
Stock issued and options exercised including related tax benefits	28,605	32,938			32,938
BALANCE — December 31, 2008	5,516,898	$54,250,064	$(3,222,215)	$ 29,921,907	$ 80,949,756

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ 1,167,139	$ (23,104,528)	$ 4,819,282
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,430,910	5,761,976	5,270,307
Deferred income taxes	(2,772,194)	(1,778,154)	345,350
Deferred compensation and pension	130,153	(84,821)	292,541
(Gain) loss on disposal of fixed assets	(24,930)	43,632	(557,938)
Stock compensation expense	219,167	340,479	391,674
Intangible impairment charge	4,862,514	24,874,368	762,000
Write off of deferred financing costs for repayment	—	811,582	382,144
Change in assets and liabilities:			
Receivables	5,078,071	(186,775)	(2,216,274)
Inventories	5,101,490	2,545,312	(2,562,244)
Income tax receivable	644,464	2,912,863	(2,285,988)
Other current assets	794,806	(645,616)	(83,850)
Other assets	(168,462)	1,164,845	645,211
Accounts payable	(2,095,531)	2,062,628	(2,931,106)
Accrued and other liabilities	(1,033,762)	1,740,839	(1,580,592)
Net cash provided by operating activities	18,333,835	16,458,630	690,517
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(4,810,370)	(5,842,107)	(5,626,803)
Proceeds from sales of fixed assets	61,885	250,002	1,853,336
Investment in trademarks and patents	(39,490)	(68,295)	(120,606)
Net cash used in investing activities	(4,787,975)	(5,660,400)	(3,894,073)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	250,144,347	273,823,538	269,565,766
Repayments of revolving credit facility	(265,953,951)	(287,973,509)	(254,437,280)
Proceeds from long-term debt	407,243	40,000,000	15,000,000
Repayments of long-term debt	(403,008)	(32,796,578)	(25,009,511)
Debt financing costs	—	(1,463,690)	(610,000)
Proceeds from exercise of stock options	32,938	372,275	411,604
Tax benefit related to stock options	—	46,365	405,550
Net cash (used in) provided by financing activities	(15,772,431)	(7,991,599)	5,326,129
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,226,571)	2,806,631	2,122,573
CASH AND CASH EQUIVALENTS:			
BEGINNING OF PERIOD	6,537,884	3,731,253	1,608,680
END OF PERIOD	$ 4,311,313	$ 6,537,884	$ 3,731,253

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Rocky Brands, Inc. ("Rocky.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Canada, Inc. ("Rocky Canada"), Rocky Brands Wholesale, LLC, Rocky Brands International, LLC and Rocky Brands Retail, LLC, collectively referred to as the "Company." All inter-company transactions have been eliminated.

Business Activity — We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of 86 trucks, supported by 40 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

We did not have any single customer account for more than 10% of consolidated net sales in 2008, 2007 or 2006.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are primarily held in four banks. Balances may exceed federally insured limits.

Trade Receivables — Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $2,026,000 and $974,000 at December 31, 2008 and 2007, respectively. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Concentration of Credit Risk — We have significant transactions with a large number of customers. No customer represented 10% of trade receivables — net as of December 31, 2008 and 2007. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers and maintain reserves for potential uncollectible accounts.

Supplier and Labor Concentrations — We purchase raw materials from a number of domestic and foreign sources. We currently buy the majority of our waterproof fabric, a component used in a significant portion of our shoes and boots, from one supplier (W.L. Gore & Associates, Inc.). We have had a relationship with this supplier for over 20 years and have no reason to believe that such relationship will not continue.

We produce a portion of our shoes and boots in our Dominican Republic operation and in our Puerto Rico operation. We are not aware of any governmental or economic restrictions that would alter these current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in the Far East, primarily China. We are not aware of any governmental or economic restrictions that would alter our current sourcing operations.

Inventories — Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on our periodic estimates of NRV.

Fixed Assets — The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Identified intangible assets — Identified intangible assets consist of indefinite lived trademarks and definite lived trademarks, patents and customer lists. Indefinite lived intangible assets are not amortized.

Annually or more frequently if events or circumstances change, a determination is made by management, in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," to ascertain whether property and equipment and certain finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to fair value as determined from expected future discounted cash flows.

In accordance with SFAS 142, "Goodwill and Other Intangibles," we test intangible assets with indefinite lives and goodwill for impairment annually or when conditions indicate impairment may have occurred.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Advertising — We expense advertising costs as incurred. Advertising expense was approximately $7,005,000, $6,709,000, and $8,252,000 for 2008, 2007 and 2006, respectively.

Revenue Recognition — Revenue and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Shipping and Handling Costs — In accordance with the Emerging Issues Tax Force ("EITF") No. 00-10 "Accounting For Shipping and Handling Fees And Costs," all shipping and handling costs billed to customers have been included in net sales. Shipping and handling costs associated with those billed to customers and included in selling, general and administrative costs totaled approximately $6,042,000, $7,173,000 and $6,518,000 in 2008, 2007 and 2006, respectively. Our gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.

Per Share Information — Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2008	2007	2006
Basic — weighted average shares outstanding	5,508,614	5,476,281	5,392,390
Dilutive securities — stock options	4,816	—	185,786
Diluted — weighted average shares outstanding	5,513,430	5,476,281	5,578,176
Anti-Diluted securities — stock options	404,562	472,551	251,669

Comprehensive Income (Loss) — Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) is composed of two subsets — net income (loss) and other comprehensive income (loss).

Recently Adopted Financial Accounting Standards — In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 defers implementation of SFAS 157 for certain non-financial assets and non-financial liabilities. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We have evaluated the impact of the provisions applicable to our financial assets and liabilities and have determined that there will not be a material impact on our consolidated financial statements. The aspects that have been deferred by FSP FAS 157-2 pertaining to non-financial assets and non-financial liabilities will be effective for us beginning January 1, 2009. The adoption of SFAS 157 in 2008 did not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million. SFAS 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates previously permissible. The new measurement date requirement is effective for fiscal years ending after December 15, 2008. As a result, we have changed our measurement date to December 31 and recognized the pension expense related to the period October 1, 2007 through December 31, 2007 as an adjustment to beginning retained earnings and accumulated other comprehensive loss. As a result of the change in measurement date, we recognized the increase in the under-funded status of the defined benefit pension plan between September 30, 2007 and December 31, 2007 of $846,071, as well as the corresponding increase in accumulated other comprehensive loss of $526,850 and related decrease in our deferred tax liability of $296,125. The increase in accumulated other comprehensive loss of $526,850 has been recognized as an adjustment to the opening balance of accumulated other comprehensive loss as of January 1, 2008. We also recognized the net pension expense of $23,095 relating to the period October 1, 2007 through December 31, 2007 as a reduction of the opening balance of retained earnings as of January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first re-measurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption. The adoption of the provisions of SFAS 159 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R replaces SFAS 141, "Business Combinations." The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase option; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on of after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS 141R is prohibited. We do not anticipate the adoption of SFAS 141R will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No, 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No, 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing certain accounting and reporting standards that address: the ownership interests in subsidiaries held by parties other than the parent; the amount of net income attributable to the parent and non-controlling interest; changes in the parent's ownership interest; and any retained non-controlling equity investment in a deconsolidated subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is prohibited. We do not anticipate the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB No. 133" ("SFAS 161"). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity's strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the impact of adopting SFAS 161 and do not anticipate that its adoption will have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires enhanced disclosures about plan assets currently required by SFAS No. 132, as revised, Employer's Disclosures about Pensions and Other Postretirement Benefits. FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, and early adoption is permitted. We are currently assessing the potential impact of the adoption of FSP FAS 132(R)-1 on our consolidated financial statement disclosures.

2. INVENTORIES

Inventories are comprised of the following:

	December 31,	
	2008	2007
Raw materials	$ 7,311,837	$ 6,086,118
Work-in-process	351,951	144,171
Finished goods	62,676,986	69,301,375
Reserve for obsolescence or lower of cost or market	(38,600)	(128,000)
Total	$70,302,174	$75,403,664

3. IDENTIFIED INTANGIBLE ASSETS

A schedule of identified intangible assets is as follows:

December 31, 2008	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$27,243,578	$ —	$27,243,578
Retail	2,900,000	—	2,900,000
Patents	2,309,541	1,632,641	676,900
Customer Relationships	1,000,000	800,000	200,000
Total Intangibles	$33,453,119	$2,432,641	$31,020,478

December 31, 2007	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$28,272,514	$ 86,251	$28,186,263
Retail	6,900,000	—	6,900,000
Patents	2,276,132	1,252,705	1,023,427
Customer Relationships	1,000,000	600,000	400,000
Total Intangibles	$38,448,646	$1,938,956	$36,509,690

Amortization expense related to finite-lived intangible assets was approximately $666,000, $664,000 and $574,000 in 2008, 2007 and 2006, respectively. Such amortization expense will be approximately $581,000 for 2009, $41,000 for 2010 and $39,000 for 2011 through 2013.

The weighted average lives of patents and customer relationships are 5 years.

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. Other assumptions include discount rates, royalty rates, cost of capital, and market multiples.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value, for the testing of goodwill, is determined using the discounted cash flow and guideline company methods. Fair value, for the testing, of other indefinite-lived intangible assets is determined using the relief from royalty method.

We evaluated our finite and indefinite lived trademarks under the terms and provisions of SFAS 142 and SFAS 144. These pronouncements require that we compare the fair value of an intangible asset with its carrying amount. In the fourth quarter of 2006 we recognized an impairment loss on the carrying value of the Gates trademark in the amount of $0.8 million. This charge is reflected in operating expenses under the caption, "Non-cash intangible impairment charges." Based on the results of this evaluation, we determined the Gates trademark should be characterized as a definite lived asset that will be amortized over a useful life of twelve years. In the fourth quarter of 2008 we recognized impairment losses on the carrying values of the Lehigh and Gates trademarks in the amounts of $4.0 million and $0.9 million, respectively. We estimated fair value based on projections of the future cash flows for each of the trademarks. We then compared the carrying value for each trademark to its estimated fair value. Since the fair value of the trademark was less than its carrying value we recognized the reductions in fair value as non-cash intangible impairment charges in our 2008 operating expenses. These charges are reflected in operating expenses under the caption, "Non-cash intangible impairment charges." The Lehigh trademark is reported under our Retail segment. The Gates trademark is reported under our Wholesale segment.

We evaluated our goodwill under the terms and provisions of SFAS 142. As a result of this evaluation, in the fourth quarter of 2007 we recognized an impairment loss on the entire carrying value of our goodwill in the amount of $24.9 million. This evaluation indicated that the entire amount of goodwill was impaired, principally due to weakness in the calculated enterprise value in comparison to the carrying value. This charge is reflected in operating expenses under the caption, "Non-cash intangible impairment charges." Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, the company valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million; or $23.5 million, net of tax benefit; to our goodwill.

4. OTHER ASSETS

Other assets consist of the following:

	December 31, 2008	December 31, 2007
Deferred financing costs	$1,328,771	$1,954,971
Prepaid royalties	643,050	300,219
Other	480,680	329,068
Total	$2,452,501	$2,584,258

5. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2008	December 31, 2007
Land	$ 671,035	$ 671,035
Buildings	17,387,532	17,134,830
Machinery and equipment	27,044,564	26,326,475
Furniture and fixtures	4,202,216	3,312,564
Lasts, dies and patterns	12,842,480	12,038,090
Construction work-in-progress	14,419	315,686
Total	62,162,246	59,798,680
Less — accumulated depreciation	(38,612,927)	(35,314,630)
Net Fixed Assets	$ 23,549,319	$ 24,484,050

We incurred approximately $5,765,000, $5,098,000 and $4,696,000 in depreciation expense for 2008, 2007 and 2006, respectively.

6. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2008	December 31, 2007
Bank — revolving credit facility	$44,749,084	$ 60,558,687
Term loans	40,000,000	40,000,000
Real estate obligations	2,661,695	2,986,345
Other	328,883	—
Total	87,739,662	103,545,032
Less — current maturities	480,723	324,648
Net long-term debt	$87,258,939	$103,220,384

In 2005, we entered into agreements with GMAC Commercial Finance ("GMAC") and with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS"), for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (a weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5% (14.3% as of December 31, 2006), adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2008, we had $44.7 million in borrowings under this facility and total capacity of $64.4 million.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain a certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2008, we had no retained earnings available for the payment of dividends. As of December 31, 2008, we were in compliance with these restrictive covenants.

We have entered into negotiations to extend the term of our revolving credit facility with GMAC which expires in January 2010.

Long-term debt maturities are as follows for the years ended December 31:

2009	$ 480,723
2010	45,260,954
2011	487,481
2012	40,451,514
2013	490,327
Thereafter	568,663
Total	$87,739,662

As of December 31, 2008, our real estate obligations incur interest at a rate of 8.275%.

7. OPERATING LEASES

We lease certain machinery, trucks, and facilities under operating leases that generally provide for renewal options. We incurred approximately $3,297,618, $3,613,000 and $3,208,000 in rent expense under operating lease arrangements for 2008, 2007 and 2006, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2009	$2,438,371
2010	844,195
2011	550,711
2012	131,396
2013	69,506
Total	$4,034,179

8. FINANCIAL INSTRUMENTS

In 2008, we adopted the provisions of SFAS 157, "Fair Value Measurements" ("SFAS 157") related to its financial assets and liabilities. The fair values of cash, accounts receivable, other receivables and accounts payable approximated their carrying values because of the short-term nature of these instruments. Accounts receivable consists primarily of amounts due from our customers, net of allowances. Other receivables consist primarily of amounts due from employees (sales persons' advances in excess of commissions earned and employee travel advances); other customer receivables, net of allowances; and expected insurance recoveries. The carrying amount of the mortgages and other short-term financing obligations also approximates fair value, as they are comparable to the available financing in the marketplace during the year.

The carrying amount and fair value of our long-term debt not measured on a recurring basis subject to fair value reporting is as follows:

	2008	
	Carrying Amount	Fair Value
Debt		
Long-term debt and current maturities	$87,739,662	$83,474,798

We estimated the fair value of debt using market quotes and calculations based on market rates.

9. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

	Years Ended December 31,		
	2008	2007	2006
Federal:			
Current	$ 1,871,007	$ 194,685	$1,669,144
Deferred	(2,145,508)	(1,415,442)	1,180,717
Total Federal	(274,501)	(1,220,757)	2,849,861
State & local:			
Current	163,906	59,522	506,794
Deferred	(675,680)	(355,883)	(835,267)
Total State & local	(511,774)	(296,361)	(328,473)
Foreign (current)			
Current	109,616	84,365	264,861
Deferred	48,994	(6,829)	—
Total Foreign	158,610	77,536	264,861
			—
Total	$ (627,665)	$(1,439,582)	$2,786,249

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the applicable Federal statutory rate for all periods to income before income taxes follows:

	Years Ended December 31,		
	2008	2007	2006
Expected expense (benefit) at statutory rate	$ 191,538	$(8,589,116)	$2,668,345
Increase (decrease) in income taxes resulting from:			
Exempt income from Dominican Republic operations due to tax holiday	(670,105)	(563,920)	(639,347)
Subpart F income from Dominican Republic operations	—	—	883,952
Tax on repatriated earnings from Dominican Republic operations	464,116	563,920	—
Goodwill impairment	—	7,374,919	—
State and local income taxes	(114,095)	(248,867)	(117,031)
Section 199 manufacturing deduction	(37,152)	(13,711)	—
Meals and entertainment	69,420	85,958	—
Nondeductible penalties	51,183	19,556	—
Stock compensation expense	34,107	77,749	—
Provision to return filing adjustment	(616,677)	(146,070)	—
Other — net	—	—	(9,670)
Total	$(627,665)	$(1,439,582)	$2,786,249

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2008 and 2007 consist of the following:

	December 31,	
	2008	2007
Deferred tax assets:		
Asset valuation allowances and accrued expenses	$ 3,343,150	$ 1,749,026
Inventories	539,938	440,964
State and local income taxes	286,864	211,645
Pension and deferred compensation	131,124	112,628
Net operating losses	772,978	657,412
Total deferred tax assets	5,074,054	3,171,675
Valuation allowances	(640,068)	(502,292)
Total deferred tax assets	4,433,986	2,669,383
Deferred tax liabilities:		
Fixed assets	(669,214)	(768,979)
Intangible assets	(10,336,591)	(12,798,257)
Other assets	(319,868)	(18,293)
Tollgate tax on Lifestyle earnings	(379,271)	(379,271)
Total deferred tax liabilities	(11,704,944)	(13,964,800)
Net deferred tax liability	$ (7,270,958)	$(11,295,417)
Deferred income taxes — current	$ 2,167,966	$ 1,952,536
Deferred income taxes — non-current	(9,438,921)	(13,247,953)
	$ (7,270,955)	$(11,295,417)

The valuation allowance is related to certain state and local income tax net operating losses.

We have provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. In 2001, we received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994, thus no other provision for tollgate tax has been made on earnings after that date. If we repatriate the earnings from Lifestyle, approximately $379,000 of tollgate tax would be due.

As of December 31, 2008, we had approximately $12,458,000 of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. If the Five Star and Rocky Canada undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $3,802,000 and $558,000, respectively.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are no longer subject to U.S. Federal tax examinations for years before 2005. State jurisdictions that remain subject to examination range from 2004 to 2007. Foreign jurisdiction (Canada and Puerto Rico) tax returns that remain subject to examination range from 2002 to 2007. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, accrued interest or penalties were not material, and no such expenses were recognized during the year.

10. RETIREMENT PLANS

We sponsor a noncontributory defined benefit pension plan covering our non-union workers in our Ohio and Puerto Rico operations. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. We contribute to the plan the minimum amount required by regulation. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. As a result of freezing the plan, we recognized a charge for previously unrecognized service costs of approximately $400,000 in the first quarter of 2006.

SFAS 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates previously permissible. The new measurement date requirement is effective for fiscal years ending after December 15, 2008. As a result, we have changed our measurement date to December 31 and recognized the pension expense related to the period October 1, 2007 through December 31, 2007 as an adjustment to beginning retained earnings and accumulated other comprehensive loss.

As a result of the change in measurement date, we recognized the increase in the under-funded status of the defined benefit pension plan between September 30, 2007 and December 31, 2007 of $846,071, as well as the corresponding increase in accumulated other comprehensive loss of $526,850 and related decrease in our deferred tax liability of $296,125. The increase in accumulated other comprehensive loss of $526,850 has been recognized as an adjustment to the opening balance of accumulated other comprehensive loss as of January 1, 2008. We also recognized the net pension expense of $23,095 relating to the period October 1, 2007 through December 31, 2007 as a reduction of the opening balance of retained earnings as of January 1, 2008.

The funded status of the Company's plan and reconciliation of accrued pension cost at December 31, 2008 and 2007 are presented below (information with respect to benefit obligations and plan assets are as of December 31):

	December 31,	
	2008	2007
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 9,809,903	$9,120,807
Impact of adoption of SFAS 158 change in measurment date	(97,223)	—
Service cost	107,851	105,197
Interest cost	572,246	558,025
Change in discount rate	—	—
Curtailment decrease	—	—
Actuarial (gain)/loss	—	352,028
Benefits paid	(368,134)	(326,154)
Projected benefit obligation at end of year	$10,024,643	$9,809,903
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 9,684,179	$9,134,371
Impact of adoption of SFAS 158 change in measurment date	(943,294)	—
Actual return on plan assets	(2,091,660)	875,962
Benefits paid	(368,134)	(326,154)
Fair value of plan assets at end of year	$ 6,281,091	$9,684,179
Funded status:		
(Under) overfunded	$(3,743,552)	$ (125,724)
Remaining unrecognized benefit obligation existing at transition	—	—
Unrecognized prior service costs due to plan amendments	—	—
Unrecognized net loss	—	—
Total	$(3,743,552)	$ (125,724)
Amounts in accumulated other comprehensive income that have not yet been recognized as net pension cost:		
Remaining unrecognized benefit obligation existing at transition	$ —	$ 5,381
Unrecognized prior service costs due to plan amendments	398,435	581,649
Unrecognized net loss	4,709,603	1,080,181
Total	$ 5,108,038	$1,667,211
Amounts recognized in the consolidated financial statements:		
Pension liability	$(3,743,552)	$ (125,724)
Accumulated other comprehensive loss, net of tax effect of $1,885,823 for 2008 and $615,979 for 2007	3,222,215	1,051,232
Net amount recognized	$ (521,337)	$ 925,508
Accumulated benefit obligation	$ 9,906,852	$9,782,316

Of the amounts in accumulated other comprehensive income as of December 31, 2008, we expect the following to be recognized as net pension cost in 2009:

Remaining unrecognized benefit obligation existing at transition	$ —
Unrecognized prior service costs due to plan amendments	72,392
Unrecognized net loss	247,143
Total	$319,535

Net pension cost of our plan is as follows:

	Years Ended December 31,		
	2008	2007	2006
Service cost	$ 107,851	$ 105,197	$ 292,093
Interest cost	572,246	558,025	519,969
Expected return on assets	(685,251)	(716,956)	(791,557)
Amortization of unrecognized net loss	68,673	—	—
Amortization of unrecognized transition obligation	4,036	10,762	12,149
Amortization of unrecognized prior service cost	73,913	91,529	100,867
Net periodic pension cost	$ 141,468	$ 48,557	$ 133,521

Our unrecognized benefit obligation existing at the date of transition for the plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plan was as follows:

	December 31,	
	2008	2007
Discount rate	6.00%	6.00%
Average rate increase in compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	8.00%	8.00%

Our pension plan's asset allocations at December 31, 2008 and 2007 by asset category are:

	December 31,	
	2008	2007
Rocky common stock	4.6%	7.8%
Other equity securities	45.4%	75.4%
Mutual funds — bonds	—	12.8%
Municipal bonds	37.8%	—
Cash and cash equivalents	11.9%	4.0%
Accrued income	0.3%	—
Total	100.0%	100.0%

Our investment objectives are to: (1) maintain the purchasing power of the current assets and all future contributions; (2) maximize return within reasonable and prudent levels of risk; (3) maintain an appropriate asset allocation policy (approximately 80% equity securities and 20% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in our investment policy. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plans' strategic asset allocation is based on this long-term perspective.

The expected benefit payments for pensions are as follows for the years ended December 31:

2009	$ 370,000
2010	381,000
2011	388,000
2012	397,000
2013	408,000
Thereafter	3,235,000
Total	$5,179,000

We do not anticipate making any contributions to the pension plan in 2009.

We also sponsor a 401(k) savings plan for substantially all of our employees. We provide a contribution of 3% of applicable salary to the plan for all employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 0.25%, per one percent of applicable salary contributed to the plan by the employee. This matching contribution will be made by us up to a maximum of 1% of the employee's applicable salary for all qualified employees. Our contributions to the 401(k) plan were approximately $1.1 million in 2008, 2007 and 2006.

11. COMMITMENTS AND CONTINGENCIES

We are, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

12. CAPITAL STOCK AND STOCK BASED COMPENSATION

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued or outstanding at December 31, 2008 and 2007, respectively.

In November 1997, our Board of Directors adopted a Rights Agreement, which provided for one preferred share purchase right to be associated with each share of our outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights were exercisable after the time when a person or group of persons without the approval of the Board of Directors acquired beneficial ownership of 20 percent or more of our common stock or announced the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise would ultimately entitle the holders of the rights to purchase for $80 per right, our common stock having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer would not be entitled to exercise any rights. These rights expired during November 2007.

During 2006, the shareholders voted to increase our authorized shares from 10,000,000 to 25,000,000.

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations, and recognized no compensation expense for stock option grants because all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS 123(R) using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. We calculate the fair value of options using a Black-Scholes option pricing model. For the twelve-month period ended December 31, 2006, our compensation expense related to stock option grants was approximately $391,674. The impact per share of the adoption of SFAS 123(R) was $0.07 for both basic and diluted earnings per share.

On October 11, 1995, we adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares. In May 1998, we adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares. In addition in May 2002, our shareholders approved the issuance of a total of 400,000 additional common shares of our stock under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to us are eligible to receive options under the Plans. On May 11, 2004 our shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan includes 750,000 of our common shares that may be granted for stock options and restricted stock awards. As of December 31, 2008, the Company is authorized to issue 406,420 options under the 2004 Stock Incentive Plan; no options can be granted under the amended and restated 1995 Stock Option Plan.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years.

The following summarizes stock option transactions from January 1, 2007 through December 31, 2008:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	536,176	$14.33		
Issued	15,000	$14.40		
Exercised	(63,500)	$ 5.86		
Forfeited	(15,125)	$17.40		
Outstanding at December 31, 2007	472,551	$15.37	3.4	$160,306
Options exercisable at December 31, 2007	420,801	$14.97	3.1	$160,306
Unvested options at December 31, 2007	51,750	$18.55	5.9	$ —
Outstanding at December 31, 2007	472,551	$15.37		
Issued	—	$ —		
Exercised	(8,500)	$ 3.88		
Forfeited	(28,250)	$10.88		
Outstanding at December 31, 2008	435,801	$15.88	2.5	$ 1,980
Options exercisable at December 31, 2008	412,051	$15.80	2.3	$ 1,980
Unvested options at December 31, 2008	23,750	$17.27	5.7	$ —
Fair value of options granted during the year:				
2008		$ —		
2007		$ 7.82		
2006		$ 8.24		

In determining the estimated fair value of each option granted on the date of grant we use the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2008	2007	2006
Dividend yields	—*	0%	0%
Expected volatility	—*	51%	50%
Risk-free interest rates	—*	4.76%	4.55%
Expected life	—*	6	6

* No options were issued in 2008.

During the years ended December 31, 2008, 2007 and 2006, a total of 8,500, 63,500 and 62,675 options were exercised with an intrinsic value of approximately zero, zero and $0.7 million, respectively. During the years ended December 31, 2008, 2007 and 2006, a total of zero, 15,000 and 15,000 options were issued with a fair value of approximately zero, zero and $0.1 million, respectively. During the year ended December 31, 2008, a total of 28,250 options were forfeited with a fair value of approximately $0.1 million. A total of 56,000, 56,000 and 207,312 options vested during the years ended December 31, 2008, 2007 and 2006 with a fair value of zero, zero and $1.6 million, respectively. At December 31, 2008, a total of 23,750 options were unvested with a fair value of zero.

At December 31, 2007, a total of 51,750 options were unvested with a fair value of zero. At December 31, 2006, a total of 92,750 options were unvested with a fair value of $0.8 million. All unvested options as of December 31, 2008 are expected to vest. For the twelve-month periods ended December 31, 2008 and 2007, our compensation expense related to stock option grants was approximately $218,164 and $338,629, respectively.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information including other cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2008	2007	2006
Interest paid	$8,726,251	$10,009,485	$10,919,865
Federal, state and local income taxes paid (refunds) — net	$1,463,675	$(2,641,227)	$ 4,365,744
Capitalized interest	$ 7,555	$ 14,561	$ 43,830
Fixed asset purchases in accounts payable	$ 112,742	$ 56,166	$ 372,183

14. SEGMENT INFORMATION

Operating Segments — We operate our business through three business segments: wholesale, retail and military.

Wholesale. In our wholesale segment, our products are offered in over ten thousand retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers.

Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our Rocky outlet store and our websites. Our Lehigh operations include a fleet of trucks, supported by small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins. Prior to our acquisition of the EJ Footwear Group and its Lehigh division, our retail segment represented only a small portion of our business.

Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. As of December 31, 2008, we have three contracts totaling approximately $12.0 million to produce goods for the U.S. military. These are annual contracts which contain options for yearly renewal over periods ranging from one to four years. Our military sales fluctuate from year to year.

The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Years Ended December 31,		
	2008	2007	2006
NET SALES:			
Wholesale	$187,322,975	$202,594,947	$203,195,421
Retail	65,837,775	70,714,315	59,207,094
Military	6,377,395	1,957,549	1,088,865
Total Net Sales	$259,538,145	$275,266,811	$263,491,380
GROSS MARGIN:			
Wholesale	$ 68,482,473	$ 70,443,168	$ 79,033,568
Retail	33,182,929	36,123,123	30,180,144
Military	577,807	1,427,785(a)	103,674
Total Gross Margin	$102,243,209	$107,994,076	$109,317,386

(a) Gross margin for 2007 includes a $1.2 million settlement of a previously cancelled military contract.

Segment asset information is not prepared or used to assess segment performance.

Product Group Information — The following is supplemental information on net sales by product group:

	2008	% of Sales	2007	% of Sales	2006	% of Sales
Work footwear	$151,285,523	58.3%	$160,415,927	58.3%	$142,076,453	53.9%
Outdoor footwear	29,498,557	11.4%	31,457,005	11.4%	35,451,267	13.5%
Western footwear	30,971,343	11.9%	37,636,995	13.7%	41,261,105	15.7%
Duty footwear	17,860,778	6.9%	17,794,005	6.5%	17,078,111	6.5%
Military footwear	6,377,395	2.5%	1,957,549	0.7%	1,088,865	0.4%
Apparel	15,807,910	6.1%	16,385,664	6.0%	16,151,170	6.1%
Other	7,736,639	3.0%	9,619,666	3.5%	10,384,409	3.9%
	$259,538,145	100%	$275,266,811	100%	$263,491,380	100%

Net sales to foreign countries, primarily Canada, represented approximately 3.0% in 2008, 2.6% of net sales in 2007, and 2.1% of net sales in 2006.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2008 and 2007:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2008					
Net sales	$60,484,716	$60,507,421	$72,500,603	$ 66,045,405	$259,538,145
Gross margin	25,949,665	24,396,093	27,086,070	24,811,381	102,243,209
Net income (loss)	300,915	732,842	2,374,241	(2,240,859)(a)	1,167,139
Net income (loss) per common share:					
Basic	$ 0.05	$ 0.13	$ 0.43	$ (0.41)	$ 0.21
Diluted	$ 0.05	$ 0.13	$ 0.43	$ (0.41)	$ 0.21
2007					
Net sales	$61,657,024	$58,797,664	$82,308,547	$ 72,503,576	$275,266,811
Gross margin	26,080,686	23,926,454	29,278,524	28,708,412	107,994,076
Net income (loss)	765,905	(1,387,207)	1,149,245	(23,632,471)(b)	(23,104,528)
Net income (loss) per common share:					
Basic	$ 0.14	$ (0.25)	$ 0.21	$ (4.31)	$ (4.22)
Diluted	$ 0.14	$ (0.25)	$ 0.21	$ (4.31)	$ (4.22)

No cash dividends were paid during 2008 or 2007.

(a) Includes an impairment loss of approximately $2,977,000 or $0.54 per share, net of tax benefits.

(b) Includes an impairment loss of approximately $23,544,000 or $4.29 per share, net of tax benefits.

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BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board and
Chief Executive Officer

J. Patrick Campbell
Chief Executive Officer
Universal Companies, Inc.

Glenn E. Corlett
Retired Dean and Philip J. Gardner, Jr.
Leadership Professor of the College of
Business at Ohio University

Michael L. Finn
President, Central Power Systems and
President, Chesapeake Realty Company

G. Courtney Haning
Chairman, President and Chief Executive
Officer, Peoples National Bank

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Real Living, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board and Chief
Executive Officer

David Sharp
President and Chief Operating Officer

James E. McDonald
Executive Vice President, Chief Financial
Officer and Treasurer

Corporate Offices
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Independent Registered Public Accounting Firm
Schneider Downs & Co., Inc.
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Computershare Investor Services LLC
P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

Stock Listing
NASDAQ Stock Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Executive Vice President, Chief Financial
Officer and Treasurer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is available on the company's website at
www.rockybrands.com


ROCKY
BRANDS

Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
www.rockybrands.com